September 28, 2016

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549
Re:	Mutual Fund & Variable Insurance Trust – Rational Dynamic Momentum Fund, File No. 033-11905 and 811-05010– Request to Withdraw Registration Statement Filed on Form N-1A

Ladies and Gentleman:

Mutual Fund & Variable Insurance Trust (the “Trust”) has determined that Post-Effective Amendment No. 121 to the Trust’s Registration Statement filed pursuant to Rule 485(a) on behalf of the Rational Dynamic Momentum Fund on June 14, 2016 (SEC Accession No. 0001580642-16-009361) became effective in error, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. The Trust confirms that no securities were sold pursuant to this Amendment.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/Jennifer A. Bailey

Jennifer A. Bailey

Secretary, Mutual Fund and Variable Insurance Trust